

December 21, 2012

Via E-Mail
Ms. Catherine D'Amico
Chief Financial Officer
Monro Muffler Brake, Inc.
200 Holleder Parkway
Rochester, New York 14615

> **Re: Monro Muffler Brake, Inc.**
> **Form 10-K for the Year Ended March 31, 2012**
> **Filed May 30, 2012**
> **Form 10-Q for the Quarter Ended September 29, 2012**
> **Filed November 8, 2012**
> **File No. 000-19357**

Dear Ms. D'Amico:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2012

Notes to the Financial Statements

General

1. We note from your discussion in the Business section that you refer to your stores as either service stores or tire stores with 267 of your 803 stores designated as tires stores as of March 31, 2012. We also note in 2007 you began a program to increase tire and tire related sales in your service stores (Black Gold initiative) which has been rolled out to 262 of your service stores as of March 31, 2012. Further, it appears many of your acquisitions in fiscal 2012 and fiscal 2013 have been related to entities with a tire focus. In light of the Black Gold initiative and the growing number of company stores more

specialized in tire replacement, it appears you may have more than one operating segment. In this regard, we believe you should reconsider your analysis of your reportable operating segments. Please tell us how you considered the guidance outlined in ASC 280-10-50 in determining your operating segments. After reconsideration, if you continue to believe that aggregation of your undercar repair and tire services into one segment is appropriate, please provide us support for your conclusion including all reports that were provided to the CODM in fiscal 2012 for segment reporting purposes. We may have further comment upon receipt of your response.

Note 2. Acquisitions, page 41

2. We note from the statement of cash flows it appears that the purchase price of the 2012 acquisitions was material to the balance sheet. Please provide for us and revise your notes to the financial statements to disclose the total purchase price of the acquisitions, details of the purchase price allocation including the fair value of the assets and liabilities acquired, the amount of goodwill allocated to the purchase and the reasons the purchase price resulted in goodwill. Your disclosure should also include the revenue and earnings of the combined entity as though the business combinations that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period (supplemental pro forma information). See guidance in ASC Topics 805-10-50-2(h), 805-20-50 and 805-30-50. Please note that a purchase price allocation should be provided even if the amounts are preliminary and may result in additional adjustments.

Note 4. Property, Plant and Equipment, page 44

3. Please revise your footnote to disclose depreciation expense for the period in accordance with ASC 360-10-50-1.

Note 5. Goodwill and Intangible Assets, page 45

4. We note your disclosure that in fiscal 2012 and 2011, the amount attributable to "other adjustments" relates to purchase accounting adjustments for the fiscal 2011 and 2010 acquisitions, respectively. Please tell us and revise to separately disclose the amount of additional goodwill in 2012 that arose from the 2012 acquisitions and the amount that relates to purchase accounting adjustments for the fiscal 2011 acquisitions. See guidance in ASC 350-20-50-1.

Form 10-Q for the Quarter Ended September 29, 2012

Note 2. Acquisitions, page 7

5. We note that during fiscal 2013 you made several acquisitions which the total purchase price was approximately $57 million. As these acquisitions appear material in the aggregate to the financial statements, please revise to include the disclosures required by

ASC 805. These disclosures should include the details of the purchase price allocation including the fair value of the assets and liabilities acquired, the amount of goodwill allocated to the purchase and the reasons the purchase price resulted in goodwill. Your disclosure should also include the amounts of revenue and earnings of the acquirees since the acquisition date included in the consolidated income statement for the reporting period, and revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period (supplemental pro forma information).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief